Rapid Line Inc.

Gieldowa 4A, Warsaw 01-211, Poland
+48222196622

info@kid-win.com

April 13, 2022

Abe Friedman, Joel Parker,

Scott Anderegg and Donald Field

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission 100 F Street, Washington, DC 20549

Reference: Rapid Line Inc.

Registration Statement on Form S-1

Filed March 21, 2022

File No. 333-263739

Abe Friedman, Joel Parker, Scott Anderegg and Donald Field,

In response to your letter dated April 11, 2022, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 1 to its Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on March 21, 2022.

Registration Statement on Form S-1

Cover Page

1. Please revise the prospectus cover page to clarify that there is no trading market for your common stock. Refer to Item 501(b)(4) of Regulation S-K. Please also revise the Offering section on page 4 and the prospectus throughout accordingly.

Response: We have revised the information in the prospectus.

Prospectus Summary, page 1

2. Please discuss your auditor’s going concern opinion early in the summary. Please also revise to disclose your working capital deficit, current cash on hand, the current rate at which you use funds in your operations and the amount of time your present capital will last at this rate without additional funds.

Response: We have revised the section as follows:

Rapid Line Inc. is a development stage company incorporated in Wyoming on January 10, 2022. Our financial statements from inception January 10, 2022, through January 31, 2022, report no revenues, net loss of $731 and the Company has negative working capital of $129. Cash and cash equivalents were $51 as of January 31, 2022. We believe our cash balance is not sufficient to fund our operations for any period of time. We have been utilizing and may utilize funds from Wiktor Moroz, our CEO and Director, who has informally agreed to advance funds to allow us to pay for offering costs, filing fees, professional fees, etc. for the period of twelve months. Those funds are non-interest bearing. After twelve months period we may need additional financing. We do not currently have any arrangements for additional financing.

Our independent auditor has issued an audit opinion for our Company, which includes a statement expressing a doubt as to our ability to continue as a going concern.

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Plan of Distribution, page 16

3. We note your disclosure that you plan to sell your securities utilizing your sole officer "Mr. Moroz to sell the Shares on behalf of the Company directly to the public,..." Please clarify your disclosure to discuss whether you intend to sell only in the U.S. or in Poland or in both. In this regard, we note that you are headquartered in Poland and appears that Mr. Moroz is located in Poland.

Response: We have clarified our disclosure:

Wiktor Moroz intends to sell the shares outside of the U.S., mostly in Poland as we are headquartered and located in Poland.

Description Of Business, page 18

4. Please revise your disclosure, as applicable, to describe the impact of the Russia-Ukraine war on your business.

Response: We have revised our disclosure as follows:

The Russia-Ukraine war could negatively impact on our business and cannot be accurately predicted. We believe that the war and the measures taken to control it may have a significant negative impact on not only our business, but economic activities globally. The magnitude of this negative effect on the continuity of our business operation in Poland or some other countries remains uncertain. These uncertainties impede our ability to conduct our daily operations and could materially and adversely affect our business, financial condition and results of operations, and as a result affect our stock price and create more volatility.

Revenue, page 20

5. We note your disclosure throughout the prospectus that you have generated no revenue to date. If true, please revise to clarify that you have sold no subscriptions to date and that you currently have no subscribers of your mobile applications.

Response: We have revised our disclosure to clarify that we have sold no subscriptions to date and currently we have no subscribers of our mobile applications.

Government and industry regulation, page 24

6. Please describe any Polish government regulation of educational websites or apps. Please see Item 101(h)(4)(viii) and Item 101(h)(4)(ix) of Regulation S-K.

Response: We have described Polish government regulation of educational websites or apps.

We are going to have subscribers who will access and pay our services from Poland. Poland foreign data protection, e-commerce, privacy, consumer protection, content regulation and other laws and regulations are those which are applicable to our business. We might unintentionally violate such laws, such laws may be modified and new laws may be enacted in the future which may increase the chance that we violate them unintentionally. Any such developments, or developments stemming from enactment or modification of other laws, or the failure to accurately anticipate the application or interpretation of these laws could create liability to us, result in adverse publicity and negatively affect our business. For example, in the EEA we are subject to the GDPR. The GDPR impose strict data protection compliance requirements including: providing detailed disclosures about how personal data is collected and processed (in a concise, intelligible and easily-accessible form); demonstrating that an appropriate legal basis is in place or otherwise exists to justify data processing activities; granting new rights for data subjects in regard to their personal data (including the right to be “forgotten” and the right to data portability), as well as enhancing data subject rights (e.g., data subject access requests); introducing the obligation to notify data protection regulators or supervisory authorities (and in certain cases, affected individuals) of significant data breaches; defining for the first time pseudonymized (i.e., key-coded) data; imposing limitations on retention of personal data; maintaining a record of processing activities; and complying with the principle of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit.

We will comply with the GDPR in order not to cause us to incur substantial operational costs or not to change our certain business practices.

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General

7. Please revise your Edgar reference for your auditor consent, so that it corresponds with your exhibit number listed under 'Item16. Exhibits' on page III-2.

Response: We have revised our Edgar reference.

8. It appears that you may be a shell company as defined in Securities Act Rule 405, because you have no or nominal assets (or assets consisting solely of cash or cash equivalents), and you have no or nominal operations. Accordingly, please revise the prospectus, including the cover page, prospectus cover page and prospectus summary, to disclose that you are a shell company; please further disclose in appropriate places, including the Risk Factors section, the consequences, challenges and risks of that status and the potential reduced liquidity or illiquidity of your securities. If you do not believe you are a shell company, please provide us with your legal analysis in support of your belief.

Response: SEC Release No. 33-8587 defines a “shell company” as a company “…with no or nominal operations and either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets.”

Since inception, the Company has allocated a lot of considerable efforts, a lot of time and money to the development of its business. In furtherance of the Company’s planned business, the Company analyzed the market demand for online learning throughout Poland, explored the solvency of residents interested in this field, investigated different offers within the segment of its markets and possible gaps in this industry across Poland. Also, we have purchased the mobile application for online education (iOS and Android versions) and the operational website. Therefore, we do not believe that the Company can be classified as having “no or nominal operations” considering the business activities executed in furtherance of the Company’s development.

Please direct any further comments to:

Wiktor Moroz

Email: info@kid-win.com

Telephone: +48222196622

Sincerely,

/s/ Wiktor Moroz

Wiktor Moroz, CEO

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